December 21, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 6010

Re:	Philadelphia Consolidated Holding Corp. Form 10-K for Fiscal Year Ended
December 31, 2006; Form 10-Q for Quarterly Period Ended September 30, 2007
File No. 0-22280
Dear Mr. Rosenberg:
     We hereby acknowledge receipt of your letter dated December 20, 2007 addressed to the undersigned relating to the above-captioned filings.
     The letter requested that a response to the comments set forth in the letter be given within ten business days. I spoke on the phone with Tim Buchmiller about my request for an extension of the outside response date to January 15, 2008, and he agreed to such extension, but indicated that I should formally request the extension. I am hereby doing so.
     Thank you.

Sincerely,
/s/ James J. Maguire, Jr.
James J. Maguire, Jr.
President and Chief Executive Officer

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